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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009.

Commission File Number

AGNICO-EAGLE MINES LIMITED

(Translation of registrant’s name into English)

145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Note: Regulation S-T Rule 101 (b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .

EXHIBITS

Exhibit No.	Exhibit Description
1	Press Release dated July 29, 2009 announcing Second Quarter Results and the Corporation’s production status at Lapa and Kittila mines and approved expansion projects.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on  its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
(Registrant)

Date: July 30, 2009	By:	/s/ R. Gregory Laing
R. Gregory Laing
General Counsel, Sr. Vice President, Legal
and Corporate Secretary

2

Stock Symbol: AEM (NYSE and TSX)	For further information:
Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS Q2 2009 RESULTS;
RECORD QUARTERLY GOLD PRODUCTION;

COMMERCIAL PRODUCTION ACHIEVED AT LAPA AND KITTILA MINES;

EXPANSION PROJECTS APPROVED AT GOLDEX AND PINOS ALTOS

Toronto (July 29, 2009) – Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) today reported quarterly net income of $1.2 million, or $0.01 per share, for the second quarter of 2009.  This result includes a non-cash foreign currency translation loss of $16.7 million, or $0.12 per share, as well as a stock option expense of $5.0 million, or $0.03 per share.  In the second quarter of 2008, the Company reported net income of $8.3 million, or $0.06 per share.  Excluding these non-cash items, net income increased significantly when compared to the second quarter of 2008 due to a large increase in gold revenue.

Cash provided by operating activities in the second quarter of 2009 was $26.4 million, down from cash provided by operating activities of $92.8 million in the second quarter of 2008. The impact of significantly higher gold production, compared to the second quarter of 2008, was more than offset by changes in working capital largely related to a build-up of gold in inventory.  Excluding the large changes in working capital movements, cash provided by operating activities increased significantly when compared to the second quarter of 2008 due to the large growth in gold revenue.

“Agnico-Eagle’s production growth continues as second quarter gold production increased 76% over the second quarter of 2008.  Both the Kittila and Lapa mines achieved commercial production, while heap leach gold production at the Pinos Altos mine has commenced.  Furthermore, our Meadowbank project continues to remain on schedule for Q1 2010 start up.”, said Sean Boyd, Vice-Chairman and Chief Executive Officer.  “As we optimize our existing asset base we have approved expansions at the Goldex and Pinos Altos mines.  Agnico-Eagle remains one of the most compelling growth stories in the gold business.  Additionally, over the next several quarters we expect to release the results of two more expansion studies, at Meadowbank and Kittila, further adding to our production growth beyond 2010”, added Mr. Boyd.

Second quarter 2009 highlights include:

•                  Record Production – record gold production of 119,053 ounces.  First gold poured at Pinos Altos in July

•                  Good Cost Performance – LaRonde, Goldex and Lapa achieve good minesite cost performance

•                  Commercial Production At Lapa And Kittila – commercial production achieved as of May 1 at both mines

•                  Remaining Two New Gold Mines On Schedule – Pinos Altos and Meadowbank remain on schedule for initial production in third quarter 2009 and first quarter 2010, respectively

•                  Growth profile bolstered – expected after-tax internal rate of return (“IRR”) of 76% at Goldex expansion and 17% at Pinos Altos expansion at Creston Mascota

Payable gold production(1) in the second quarter of 2009 was a record 119,053 ounces at total cash costs per ounce(2) of $326.  This compares with gold production of 67,757 ounces in the second quarter of 2008 at total cash costs per ounce of $113.

The increase in production, relative to the second quarter of 2008, is attributable to payable production from the Goldex, Lapa and Kittila mines, which were not in commercial production in that quarter.  The mill recovery rates at the Kittila mine have been increasing, resulting in commercial production being achieved in May.

For the first six months of 2009, Agnico-Eagle recorded net income of $55.6 million, or $0.36 per share, up from the $37.3 million, or $0.26 per share, recorded in the first half of 2008.  The increase in net income is primarily due to 78% higher gold production in 2009 due to the opening of new mines, somewhat offset by lower byproduct prices for zinc, silver and copper.

For the first six months of 2009, Agnico-Eagle generated cash provided by operating activities of $75.2 million, down from $146.6 million in the first half of 2008.  The decrease was largely due to changes in working capital related to the build-up of gold in inventory.  Excluding these working capital changes, cash provided by operating activities increased when compared to the first half of 2008 due to increased gold revenues, offset partly by lower byproduct revenue.

Payable gold production in the first half of 2009 was a record 210,864 ounces, up 78% from 118,649 in the first six months of 2008.  The increase was due to the start-up of the new Goldex, Kittila and Lapa mines.

Full year production guidance remains unchanged at 550,000 ounces to 575,000 ounces of gold.

Conference Call  Tomorrow

The Company will host its quarterly conference call on Thursday, July 30, 2009 at 11:00 a.m. (E.D.T.).  Management will review the Company’s financial results for the second quarter 2009 and provide an update of its exploration and development activities.

Via Webcast:

A live audio webcast of the call will be available on the Company’s website homepage at www.agnico-eagle.com.

(1) Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(2) Total cash costs per ounce is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3418 or Toll Free 1-800-731-6941. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial the toll-free access number 1-877-289-8525, passcode 21294138#.

The conference call will be replayed from Thursday, July 30, 2009 at 1:00 PM (E.D.T.) to Thursday, August 6, 2009 11:59 PM (E.D.T.).

The webcast along with presentation slides will be archived for 180 days on the website.

Strong Financial Position Maintained

Cash and cash equivalents decreased to $173.9 million at June 30, 2009 from the March 31, 2009 balance of $208.4 million.  Long term debt is $485 million at June 30, 2009, up from $415 million at March 31, 2009.  During the second quarter, the Company replaced a pre-existing US$300 million credit line, maturing September 2010, with a new non-amortizing US$600 million revolving credit facility, maturing June 2012.  As a result, the Company now has US$900 million of credit lines, of which $396 million was available at June 30, 2009.  In addition, the Company signed an unsecured C$95 million bonding facility with Export Development Canada, which will be used to provide letters of credit relating to the reclamation of the Meadowbank project.

Capital expenditures in the quarter were $155 million, including $60 million at Meadowbank, $43 million at Pinos Altos, $24 million at Kittila, $19 million at LaRonde, $7 million at Lapa and $2 million at Goldex.

In 2009, full year capital expenditures are expected to total approximately $550 million, up $10 million from previous guidance, reflecting new expansion expenditures at Goldex.  An additional $64 million will be invested for the Creston Mascota expansion in 2010.

LaRonde Mine – Continued Cost Control and Production Consistency

The 100% owned LaRonde mine in northwestern Quebec, Canada, began operation in 1988.  Overall, proven and probable gold reserves at LaRonde total approximately 5.0 million ounces from 35.8 million tonnes grading 4.3 grams per tonne (“g/t”).  Life of mine average gold production is expected to be approximately 320,000 ounces per year through 2022.  First production from the new internal shaft of the LaRonde Extension remains on schedule for late 2011.

The LaRonde mill processed an average of 7,212 tonnes of ore per day in the second quarter of 2009, compared with an average of 7,281 tonnes per day in the prior-year period.  With a steady-state operation of approximately 7,200 tonnes per day for approximately six years, LaRonde continues to be a consistent, reliable world class mine.

Net of byproduct credits, LaRonde’s total cash costs per ounce were $109 in the second quarter on production of 58,034 ounces of gold.  This compares with the results of the second quarter of 2008 when total cash costs per ounce were $113 on production of 59,452 ounces of gold.

For the first six months of 2009, LaRonde’s total cash costs per ounce were $196 on gold production of 109,372 ounces, as compared to the first half of 2008, when the total cash cost per ounce were minus $123 on production of 110,344 ounces of gold.  The year-over-year increase in total cash costs is primarily due to the significantly lower realized prices of byproduct metals. The realized prices for silver, zinc and copper for six months ending June 30, 2009 were 24%, 34% and 46% lower, respectively, compared to the first half of 2008.

Minesite costs per tonne(3) were approximately C$74 in the second quarter, as expected, compared to C$68 in the second quarter of 2008.  On a year-to-date basis, 2009 minesite costs per tonne were C$73, which compares to C$66 in the first half of 2008.  These costs are higher than the comparable periods in 2008 due to ore stockpile adjustments and the impact of general cost inflation.

LaRonde Extension – Shaft Sinking Nearly Complete

During the second quarter of 2009, approximately 120 metres of shaft sinking was completed on the new internal shaft, leaving approximately 120 metres to the final depth of 2,880 metres.  The shaft is expected to be completed during the fourth quarter of 2009 with preproduction development starting thereafter.  The project is on schedule to start production in late 2011.

Goldex Mine – Reaches Design Capacity

The 100% owned Goldex mine in northwestern Quebec began operation in 2008.  Proven and probable gold reserves total 1.6 million ounces from 23.8 million tonnes grading 2.1 g/t.  Life of mine average annual gold production is expected to be approximately 160,000 ounces per year through 2017.

The Goldex mine has successfully reached the design capacity for the plant in the second quarter of 2009, with an average of 6,875 tonnes of ore milled daily.  In the first quarter of 2009, the mill processed an average of 6,770 tonnes per day.

Second quarter 2009 gold production at Goldex was 35,645 ounces at total cash costs per ounce of $365.  This compares with 35,959 ounces at total cash costs per ounce of $338 in first quarter of 2009.  The higher cash cost per ounce was due to an expected decrease in grade during the second quarter.

For the six month period ending June 30, 2009, total cash costs at Goldex were $352 per ounce on gold production of 71,604 ounces.  There is no meaningful comparable prior year period, as Goldex achieved commercial production in August 2008.

Cost control was very good at Goldex as minesite costs per tonne were C$24 in the second quarter, compared to C$25 in the first quarter of 2009.

(3) Minesite costs per tonne is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

During the second quarter of 2009, approximately 1.1 million tonnes of ore were blasted at Goldex compared with approximately 677,000 tonnes hoisted.  This difference is necessary as the mining method used at Goldex requires some of the broken ore to be temporarily left within the mining block as ground support.  As a result, minesite costs per tonne are expected to decrease going forward as all production blasting is expected to be completed in 2012, while the anticipated mine life extends into 2017.

Goldex Expansion – Low Capital, High Return Project

The Board of Directors has approved the expansion of Goldex to 8,000 tonnes per day with the ramp-up to this higher rate expected to be achieved by late-2011.

Capital costs are expected to total approximately $10 million, providing an internal rate of return of  approximately 76% at $780 per ounce for gold and a C$/US$ exchange rate of 1.10.  Annual incremental gold production is expected to be approximately 20,000 ounces per year, over a mine life into 2017.  As a result, total gold production at Goldex is expected to be approximately 173,000 ounces per year beginning in 2011.

The large majority of the capital is to be spent on a surface crushing plant, with minor amounts for modifications to ore conveyance.  Detailed engineering is underway and construction of the project will begin in the fourth quarter of 2009.  A certificate of authorization, and all necessary permits, were received to increase the production rate at Goldex from 6,900 tonnes per day up to 8,500 tonnes per day.

In spite of the increased mining rate, Agnico-Eagle expects to extend the mine life of Goldex.  There are several nearby zones underground, on the Goldex property, that are likely to be mined.  They are currently in the resource category and not included in reserves.  For example, it is expected that the nearby “M” zone will contribute approximately 250,000 ounces of gold to the overall reserves at Goldex by year end 2009, thus increasing the mine life in spite of the higher production rate.

Kittila Mine – Commercial Production Achieved at May 1; Ramping Up Production To Design Parameters

The 100% owned Kittila mine in northern Finland poured its first gold in January 2009.  Proven and probable gold reserves total 3.2 million ounces from 21.4 million tonnes grading 4.7 g/t.  Life of mine average gold production is expected to be approximately 150,000 ounces per year through 2023.

During the second quarter of 2009, the Kittila mill achieved commercial production and processed an average of 1,980 tonnes per day, reflecting the start-up phase of the project.  In June the mill processed an average of approximately 2,300 tonnes per day.  This compares to the expected full production rate of 3,000 tonnes per day.  The current performance improvements are in line with the Company’s expectations.

Second quarter 2009 gold production at Kittila was 13,771 ounces at total cash costs per ounce of $658.  These costs are expected to decline as the mine continues to ramp up towards full production capacity and the mill achieves higher recoveries.  Life of mine total cash costs per ounce are expected to be approximately $350 per ounce.  Minesite costs per tonne at Kittila were approximately €43 in the second quarter.

During the second quarter, operations at Kittila were focused on improving gold recovery through a metallurgical optimization process aimed to achieve Kittila’s design gold recoveries of 83% to 89% in the mill, over the life of the mine. The optimization process has delivered significant results to date, with mill recoveries averaging 49% in the second quarter and 65% in June, both much higher than the average of 28% realized in the first quarter of 2009.

A scoping study is underway examining the possibility of significantly increasing the designed production rate at Kittila.  This plan involves sinking a shaft on the property combined with an increase in milling capacity.  Results of the study are expected to be released later this year and will incorporate the most recent exploration drilling.  Eleven drills, two underground and nine on surface, are currently working on resource to reserve conversion and other exploration around the current reserves.  Year to date, over 46,200 metres of diamond drilling has been completed at Kittila while an additional 14,600 metres of drilling has been completed on regional exploration in Finland.  Results will be presented in an upcoming exploration update.

Lapa – Commercial Production Achieved at May 1; Production Nearing Design Parameters

The 100% owned Lapa mine in northwestern Quebec began production in April 2009.  Proven and probable gold reserves total 1.1 million ounces from 3.8 million tonnes grading 8.8 g/t.  Life of mine average gold production is expected to be approximately 115,000 ounces per year through 2015.

On May 1, Lapa achieved commercial production.  Production from the Lapa mine (all of which is processed at the LaRonde mill), has averaged 1,270 tonnes per day in June, which is progressing towards design parameters.   The expected production rate over the life of the mine is 1,500 tonnes per day.

Second quarter 2009 gold production at Lapa was 11,603 ounces at total cash costs per ounce of $948, partly reflecting the mine and mill start-up where some low grade development ore was mixed with higher grade stope ore and used to commission the mill.  These costs are expected to decline as the mine continues to ramp up towards full production capacity and the drilling, blasting, excavation and filling cycle are optimized for the orebody.  Over the life of the mine, total cash costs per ounce are expected to average approximately $315.  Minesite costs per tonne at Lapa were approximately C$149 in the second quarter, reflecting the start-up phase of the mine.

To date, nine of the 750 stopes expected to be extracted over the mine life have been removed.  Reconciliation with the mill is expected to be completed during the third quarter once more consistent feed is delivered to it.  Dilution has initially been higher than plan, however, improvements are expected as the mine and its operations are optimized.

Pinos Altos Construction Progressing On Schedule – Pours First Gold from Heap Leach

The 100% owned Pinos Altos mine in northern Mexico has begun to pour gold from the heap leach and is expected to begin production from its milling operation in the third quarter of 2009.  Proven and probable gold reserves total 3.6 million ounces and 100 million ounces of silver from 41.8 million tonnes grading 2.7 g/t of gold and 74.6 g/t silver.  Life of mine average gold production is expected to be approximately 170,000 ounces per year through 2028, including production from Creston Mascota.  Over this period, annual silver production is expected to average 2.5 million ounces.

The first ore was placed on the leach pads during May 2009 and the first gold bar was poured in July.  Once the project is in full operation, heap leaching of low grade ores is expected to contribute approximately 5-10% of the total planned gold production from Pinos Altos.

Construction of the mill at Pinos Altos is 90% complete and commissioning of the milling circuit is in progress.  Open pit stripping continued at better than planned rate with 5.1 million tonnes mined, including stripping at the Oberon de Weber pit.

Underground development productivity remains better than anticipated.  Connection of the main production ramp and the exploration ramp is expected sometime during the third quarter, after which time, development of initial mining levels is expected to commence.  Project to date development is now nearly seven kilometres in total.

Approximately 37,000 metres of diamond drilling were completed at the Pinos Altos mine site and on property-wide exploration in the first half of 2009.  Two surface and two underground diamond drills were testing deep mine exploration targets at Santo Nino and Cerro Colorado and expanding the resource on strike and at depth at San Eligio.  Outside the mine-site,  three other drills were exploring the main northern Reyna de Plata structure at El Sinter, testing the Cubiro gold showing in the western portion of the property, and exploring for extensions of the Creston Mascota deposit.  Results will be presented in an upcoming exploration update.

Creston Mascota Approved for Construction – First gold expected early 2011

The Company is about to begin construction of a stand-alone open pit, heap leach operation on the Creston Mascota deposit, approximately 10 kilometres to the northwest of the main Santo Nino deposit at Pinos Altos.

Probable reserves at Creston Mascota total approximately 6.7 million tonnes grading 1.65 g/t gold and 17.1 g/t silver, or approximately 357,000 ounces of gold and 3.7 million ounces of silver.

The recently reviewed feasibility study contemplates a 4,000 tonne per day operation with first production in early 2011.  Gold recoveries of 65% and silver recoveries of 16% are assumed for the heap leach operation planned at Creston Mascota.  The waste to ore stripping ratio is expected to be approximately 4:1.  Minesite costs per tonne are assumed to be approximately $13.  Total cash costs are expected to be $340 per ounce of gold.

Capital costs are expected to total approximately $64 million, providing an internal rate of return of  approximately 17% at $780 per ounce for gold and $13.70 per ounce for silver.  Annual gold production is expected to be approximately 46,000 ounces per year, over a five year mine life.

Construction on the project will begin in the fourth quarter of 2009 and is expected to take approximately 18 months to complete.

Separately, the Company is studying the possibility of increasing the milled production rate at the main Pinos Altos deposits from 4,000 tonnes per day to 6,000 tonnes per day, reflecting the 125% increase in reserve tonnage since 2007.  Results of the scoping study are expected by the third quarter of 2010.

Meadowbank Project Remains on Schedule for Q1, 2010 Start-Up

The 100% owned Meadowbank mine project in Nunavut, northern Canada, is expected to begin production in the first quarter of 2010.  Probable gold reserves total 3.6 million ounces from 32.8 million tonnes grading 3.5 g/t.  Life of mine average annual gold production is expected to be approximately 350,000 ounces through 2019.

Construction of the new Meadowbank mine project is well advanced.  Highlights include the completion of the semi-autogenous (“SAG”) and ball mill foundations and the installation of the SAG mill.  Two thickeners and the cyanide destruction tank have been completed.  The dewatering of Second Portage Lake Phase One has been finished.  The balance will be completed upon the delivery of the water treatment plant expected this summer.  Two of the six generators were installed in the power plant.

The 2009 sea-lift season is underway, including the remaining materials and consumables required for project completion.  All of the major equipment for the various milling circuits is already in place.

Pre-stripping in the Portage pit is underway with approximately 2.0 million tonnes of waste rock hauled during the first half of 2009.

In the first half of 2009, approximately 27,400 metres of exploration drilling was completed at the Meadowbank minesite in the winter program.  Four drills were dedicated to the mining area between Portage and Goose zones and also at depth.  An additional 20,500 metres were completed on exploration targets on the surrounding Meadowbank property, using three drills.  The targets included the Vault deposit, located approximately 10 kilometres to the north.  Results will be presented in an upcoming exploration update.

A scoping study is underway which is considering an increase in the average daily production rate from 8,500 tonnes per day to 10,000 tonnes per day.  This would increase the average annual gold production to more than 400,000 ounces.  Results of the study are expected in the third quarter of 2009, with review in the fourth quarter.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde mine is Canada’s largest operating gold mine in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 27 consecutive years.

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Gross profit (exclusive of amortization shown below)
LaRonde	$50,653	$39,357	$88,299	$114,840
Goldex	19,107	—	37,573	—
Lapa	(834)	—	(834)	—
Kittila	3,145	—	3,145	—
Operating margin	72,071	39,357	128,183	114,840
Amortization	15,470	7,516	27,600	14,546
Corporate	38,016	18,488	52,662	35,767
Income before tax	18,585	13,353	47,921	64,527
Tax provision	17,358	5,006	(7,647)	27,272
Net earnings	$1,227	$8,347	$55,568	$37,255
Net earning per share	$0.01	$0.06	$0.36	$0.26
Operating cash flow	$26,369	$92,792	$75,192	$146,616
Realized price per sales volume (US$):
Gold (per ounce)	$962	$804	$965	$940
Silver (per ounce)	$14.32	$16.56	$13.93	$18.29
Zinc (per tonne)	$1,698	$1,728	$1,421	$2,169
Copper (per tonne)	$5,832	$8,534	$5,058	$9,349
Payable production:
Gold (ounces)
LaRonde	58,034	59,452	109,372	110,344
Goldex	35,645	8,305	71,604	8,305
Lapa (Note 1)	11,603	—	11,603	—
Kittila (Note 2)	13,771	—	18,285	—
Total gold (ounces)	119,053	67,757	210,864	118,649
Silver (000’s ounces)	1,034	956	2,063	1,982
Zinc (tonnes)	14,928	13,863	28,219	33,331
Copper (tonnes)	2,066	2,165	3,748	3,618
Payable metal sold:
Gold (ounces – LaRonde)	59,608	56,650	110,561	108,245
Gold (ounces – Goldex)	33,501	—	66,965	—
Gold (ounces – Lapa)	3,167	—	3,167	—
Gold (ounces – Kittila)	6,780	—	6,780	—
Silver (000’s ounces)	1,012	955	2,024	1,973
Zinc (tonnes)	12,804	15,260	29,861	33,970
Copper (tonnes)	2,066	2,108	3,752	3,530
Total cash costs per ounce (Note 3):
Gold
LaRonde	$109	$113	$196	$(123)
Goldex	$365	—	$352	—
Lapa (Note 1)	$948	—	$948	—
Kittila (Note 2)	$658	—	$658	—
Weighted average total cash costs per ounce	$326	$113	$320	$(123)

Note 1

Lapa achieved commercial production as of May 1, 2009.  Payable production includes commercial production ounces of 11,603 since May 1, 2009; non-commercial production ounces were nil.

Note 2

Kittila achieved commercial production as of May 1, 2009.  Payable production includes commercial production ounces of 12,018 since May 1, 2009.  Non-commercial production was 1,753 ounces.

Note 3

Total cash costs per ounce is calculated net of copper, zinc and other byproduct credits. The weighted average is based on commercial production ounces.  Total cash costs per ounce is a non-GAAP measure.  For a reconciliation to the financial statements, see Note 2 to the financial statements.  See also “Note Regarding Certain Measures of Performance”

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	As at June 30, 2009	As at December 31, 2008

ASSETS
Current
Cash and cash equivalents	$173,905	$99,381
Trade receivables	78,151	45,640
Inventories:
Ore stockpiles	34,234	24,869
Concentrates	19,396	5,013
Supplies	35,475	40,014
Other current assets	136,565	136,377
Total current assets	477,726	351,294
Other assets	11,429	8,383
Future income and mining tax assets	26,883	21,647
Property, plant and mine development	3,296,595	2,997,500
	$3,812,633	$3,378,824

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$130,549	$139,795
Dividends payable	277	28,304
Interest payable	486	146
Income taxes payable	6,791	4,814

Total current liabilities	138,103	173,059

Bank debt	485,000	200,000

Fair value of derivative financial instruments	349	12,823

Reclamation provision and other liabilities	80,999	71,770

Future income and mining tax liabilities	441,137	403,416

Shareholders’ equity
Common shares
Authorized — unlimited
Issued — 155,968,644 (December 31, 2008 — 154,808,918)	2,348,875	2,299,747
Stock options	58,409	41,052
Warrants	24,858	24,858
Contributed surplus	15,166	15,166
Retained earnings	213,109	157,541
Accumulated other comprehensive income (loss)	6,628	(20,608)

Total shareholders’ equity	2,667,045	2,517,756
	$3,812,633	$3,378,824

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008

REVENUES
Revenues from mining operations	$133,084	$85,398	$238,915	$204,532
Interest and sundry income	5,103	2,644	9,796	6,759
Gain on sale of available-for-sale securities	341	—	535	406
	138,528	88,042	249,246	211,697
COSTS AND EXPENSES
Production	61,013	46,041	110,731	89,692
Exploration and corporate development	9,735	8,940	15,984	17,838
Amortization	15,470	7,516	27,600	14,546
General and administrative	13,253	9,759	32,053	29,627
Provincial capital tax	1,473	1,006	2,582	1,875
Interest	2,335	264	3,204	1,318
Foreign currency loss (gain)	16,664	1,163	9,171	(7,726)
Income before income, mining and federal capital taxes	18,585	13,353	47,921	64,527
Income and mining tax expense (recovery)	17,358	5,006	(7,647)	27,272

Net income for the period	$1,227	$8,347	$55,568	$37,255

Net income per share — basic	$0.01	$0.06	$0.36	$0.26
Net income per share — diluted	$0.01	$0.06	$0.35	$0.26

Weighted average number of shares outstanding (in thousands)
Basic	155,805	143,720	155,498	143,546
Diluted	157,763	144,851	157,432	144,682

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Operating activities
Net income for the period	$1,227	$8,347	$55,568	$37,255
Add (deduct) items not affecting cash:
Amortization	15,470	7,516	27,600	14,546
Future income and mining taxes	17,209	11,175	(7,929)	26,874
Gain on sale of available-for-sale securities	(341)	—	(535)	(406)
Amortization of deferred costs and other	20,194	4,980	20,230	8,589
Changes in non-cash working capital balances
Trade receivables	(17,314)	12,261	(32,511)	(1,845)
Income taxes payable	2,570	(4,648)	1,977	—
Inventories	(13,928)	(3,510)	(12,005)	(3,363)
Other current assets	(8,496)	21,760	21,424	12,766
Interest payable	(62)	—	340	—
Accounts payable and accrued liabilities	9,840	34,911	1,033	52,200

Cash provided by operating activities	26,369	92,792	75,192	146,616

Investing activities
Additions to property, plant and mine development	(155,002)	(266,593)	(310,349)	(424,623)
Acquisition, investments and other	2,926	(49,473)	3,416	(52,214)

Cash used in investing activities	(152,076)	(316,066)	(306,933)	(476,837)

Financing activities
Dividends paid	—	—	(27,132)	(23,779)
Repayment of capital lease and other	(6,520)	—	(6,882)	—
Bank debt	70,000	75,000	285,000	75,000
Sales-leaseback financing	10,888	—	10,888	—
Credit facility financing cost	(4,572)	—	(4,572)	—
Proceeds from common shares issued	18,451	3,493	47,392	33,756

Cash provided by financing activities	88,247	78,493	304,694	84,977

Effect of exchange rate changes on cash and cash equivalents	2,990	315	1,571	(822)

Net increase (decrease) in cash and cash equivalents during the period	(34,470)	(144,466)	74,524	(246,066)
Cash and cash equivalents, beginning of period	208,375	294,419	99,381	396,019

Cash and cash equivalents, end of period	$173,905	$149,953	$173,905	$149,953

Other operating cash flow information:
Interest paid during the period	$1,987	$18	$3,509	$702
Income, mining and capital taxes paid during the period	$1,112	$—	$2,859	$—

Note 4  The following tables provide a reconciliation of the total cash costs per ounce of gold produced and minesite costs per tonne to production costs as set out the interim consolidated financial statements:

Total Cash Costs per Ounce of Gold By Mine

(thousands of dollars, except where noted)	Three months ended June 30, 2009	Three months ended June 30, 2008	Six months ended June 30, 2009	Six months ended June 30, 2008
Total Production costs per Consolidated Statements of Income	$61,013	$46,041	$110,731	$89,692

Attributable to LaRonde	41,526	46,041	79,773	89,692
Attributable to Goldex	12,479	—	23,950	—
Attributable to Lapa	3,818	—	3,818	—
Attributable to Kittila	3,190	—	3,190	—
Total	$61,013	$46,041	$110,731	$89,692

LaRonde Cash Costs per Ounce
Production costs	$41,526	$46,041	$79,773	$89,692
Adjustments:
Byproduct revenues	(37,031)	(39,862)	(58,857)	(102,804)
Inventory adjustment(i)	2,138	864	1,109	135
Non-cash reclamation provision	(293)	(306)	(567)	(613)
Cash operating costs	$6,340	$6,737	$21,458	$(13,590)
Gold production (ounces)	58,034	59,452	109,372	110,344
Total cash costs (per ounce)(ii)	$109	$113	$196	$(123)

Goldex Cash Costs per Ounce
Production costs	$12,479	$—	$23,950	$—
Adjustments:
Inventory adjustment(i)	586	—	1,329	—
Non-cash reclamation provision	(50)	—	(96)	—
Cash operating costs	$13,015	$—	$25,183	$—
Gold production (ounces)	35,645	—	71,604	—
Total cash costs (per ounce)(ii)	$365	$—	$352	$—

Lapa Cash Costs per Ounce
Production costs	$3,818	$—	$3,818	$—
Adjustments:
Inventory adjustment(i)	7,191	—	7,191	—
Non-cash reclamation provision	(7)	—	(7)	—
Cash operating costs	$11,002	$—	$11,002	$—
Gold production (ounces)	11,603	—	11,603	—
Total cash costs (per ounce)(ii)	$948	$—	$948	$—

Kittila Cash Costs per Ounce
Production costs	$3,190	$—	$3,190	$—
Adjustments:
Inventory adjustment(i)	4,784	—	4,784	—
Non-cash reclamation provision	(62)	—	(62)	—
Cash operating costs	$7,912	$—	$7,912	$—
Gold production (ounces)	12,018	—	12,018	—
Total cash costs (per ounce)(ii)	$658	$—	$658	$—

Mine Site Cost per Tonne

(thousands of dollars, except where noted)	Three months ended June 30, 2009	Three months ended June 30, 2008	Six months ended June 30, 2009	Six months ended June 30, 2008

LaRonde Cost per Tonne
Production costs	$41,526	$46,041	$79,773	$89,692
Adjustments: Inventory adjustments (iii)	2,137	(1,902)	1,109	(902
Non-cash reclamation provision	(293)	(306)	(567)	(613)
Minesite operating costs (US$)	$43,370	$43,833	$80,315	$88,177
Minesite operating costs (C$)	$48,602	$44,787	$95,096	$88,782
Tonnes of ore milled (000’s tonnes)	656	663	1,305	1,339
Minesite costs per tonne (C$) (iv)	$74	$68	$73	$66

Goldex Cost per Tonne
Production costs	$12,479	$—	$23,950	$—
Adjustments: Inventory adjustments (iii)	586	—	1,329	—
Non-cash reclamation provision	(50)	—	(96)	—
Minesite operating costs (US$)	$13,015	$—	$25,183	$—
Minesite operating costs (C$)	$14,887	$—	$30,079	$—
Tonnes of ore milled (000’s tonnes)	626	—	1,235	—
Minesite costs per tonne (C$) (iv)	$24	$—	$24	$—

Lapa Cost per Tonne
Production costs	$3,818	$—	$3,818	$—
Adjustments: Inventory adjustments (iii)	7,191	—	7,191	—
Non-cash reclamation provision	(7)	—	(7)	—
Minesite operating costs (US$)	$11,002	$—	$11,002	$—
Minesite operating costs (C$)	$12,145	$—	$12,145	$—
Tonnes of ore milled (000’s tonnes)	81	—	81	—
Minesite costs per tonne (C$) (iv)	$149	$—	$149	$—

Kittila Cost per Tonne
Production costs	$3,190	$—	$3,190	$—
Adjustments: Inventory adjustments (iii)	4,784	—	4,784	—
Non-cash reclamation provision	(62)	—	(62)	—
Minesite operating costs (US$)	$7,912	$—	$7,912	$—
Minesite operating costs (EUR)	€5,717	€—	€5,717	€—
Tonnes of ore milled (000’s tonnes)	132	—	132	—
Minesite costs per tonne (EUR) (iv)	€43	€—	€43	€—

(i)

Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)

Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)	This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)

Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Detailed Mineral Reserve and Resource Data (as at December 31, 2008)

	Au	Ag	Cu	Zn	Pb	Au	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s oz.)	(000s)
Proven Mineral Reserve
Goldex	1.95					27	434
Kittila	4.84					31	199
Lapa	7.53					6	23
LaRonde	2.76	67.87	0.33	3.27	0.37	362	4,075
Pinos Altos	1.35	19.08				4	97
Subtotal Proven Mineral Reserves	2.77					430	4,828

Probable Mineral Reserves
Goldex	2.05					1,544	23,391
Kittila	4.69					3,193	21,171
Lapa	8.80					1,055	3,730
LaRonde	4.52	31.18	0.28	1.42	0.12	4,612	31,735
Meadowbank	3.45					3,638	32,773
Pinos Altos	2.68	74.61				3,589	41,669
Subtotal Probable Mineral Reserves	3.55					17,631	154,469
Total Proven and Probable Mineral Reserves	3.53					18,061	159,297

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Indicated Mineral Resources
Bousquet	5.63					1,704
Ellison	5.68					415
Goldex	1.79					220
Kittila	2.99					3,471
Lapa	4.36					987
LaRonde	1.83	26.77	0.15	1.55	0.16	6,349
Meadowbank	2.17					21,956
Pinos Altos	1.00	26.08				12,468
Total Indicated Resources	2.07					47,569

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Inferred Mineral Resources
Bousquet	7.45					1,667
Ellison	5.81					786
Goldex	2.42					11,949
Kittila	4.42					17,550
Lapa	7.97					761
LaRonde	5.91	18.91	0.44	0.77	0.08	4,937
Meadowbank	2.78					4,953
Pinos Altos	1.65	39.95				4,000
Total Inferred Resources	3.84					46,603

Forward-Looking Statements

The information in this press release has been prepared as at July 29, 2009. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely” and similar expressions are intended to identify forward-looking statements and are referred to herein as “forward-looking statements”.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, metal production, life of mine horizons, the estimated timing of scoping studies, internal rates of return, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle’s development projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its development plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United  States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that production meets expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing development projects; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Company’s Form 20-F for the year ended December 31, 2008, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those current anticipated.

Notes To Investors Regarding The Use Of Resources

Cautionary Note To Investors Concerning Estimates Of Measured And Indicated Resources.

This press release uses the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note To Investors Concerning Estimates Of Inferred Resources.

This press release also uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific And Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimate reported by the Company on February 18th, 2009 were based on three-year average prices for the period ending December 31, 2008  of $725 per ounce  gold, $13.32 per ounce silver, $1.27 per pound zinc, $3.15 per pound copper, $0.90 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.09, 1.37 and 11.00, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The mineral reserves presented in this disclosure are separate from and not a portion of the mineral resources.

Property/Project name and location	Qualified Person responsible for the current Mineral Resource and Reserve Estimate and relationship to Agnico- Eagle	Date of most recent SEDAR Technical Report (NI 43- 101) disclosure
LaRonde, Bousquet & Ellison, Quebec ,Canada	François Blanchet Ing., LaRonde Division Superintendent of geology	March 24, 2005
Kittila, Finland	Marc Legault P.Eng., VP Project Development	December 11, 2008
Pinos Altos, Chihuahua, Mexico	Dyane Duquette, P.Geo., Principal geologist, Abitibi Technical Services Group	March 25, 2009
Meadowbank, Nunavut, Canada	Dyane Duquette, P.Geo., Principal geologist, Abitibi Technical Services Group	December 15, 2008
Goldex, Quebec, Canada	Richard Genest, Ing., Goldex Division Superintendent of geology	October 27, 2005
Lapa, Quebec, Canada	Normand Bédard, P.Geo., Lapa Division Superintendent of geology	June 8, 2006.

The effective date for all of the Company’s mineral resource and reserve estimates in this press release is December 31st, 2008. No independent verification of the data has been published. Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports referred to above, which may be found at www.sedar.com. Other important operating information can be found in the Company’s press release dated December 11, 2008.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Vice-president Project Development and a “Qualified Person” for the purposes of NI 43-101.

Note Regarding Certain Measures Of Performance

This press release presents measures including “total cash costs per ounce” and “minesite costs per tonne” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year-over-year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.  The Company provides a reconciliation of realized total cash costs per ounce and minesite costs per tonne to the most comparable US GAAP measures in its annual and interim filings with securities regulators in Canada and the United States.  A reconciliation of the Company’s total cash costs per ounce and minesite costs per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set out in Note 1 to the financial statements included herein.